Exhibit 4.46

English Translation

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (this “Agreement”) is made and entered into by and between the following parties on January 17, 2017 in Guangzhou, the People’s Republic of China (“ China ” or the “ PRC ”).

(1)

Guangzhou BaiGuoYuan Network Technology Co., Ltd., a validly existing limited liability company duly incorporated under the PRC laws, with its registered address at 25/F, Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road,, Nancun Town, Panyu District, Guangzhou, China (“ Domestic Company ”); and

(2)

Guangzhou BaiGuoYuan Information Technology Co., Ltd., a validly existing limited liability company duly incorporated under the PRC laws, with its registered address at Room 2705, 27/F, Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road,, Nancun Town, Panyu District, Guangzhou, China (“ WFOE ”).

Each of Domestic Company and WFOE shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

PREAMBLE

WFOE is a consultancy company engaged in electronic, communication and network technology research and development, and provide specific technical and business advisory services to the Domestic Company. The Domestic Company is a company specified in providing research, development of electronic, communication and automatic control technology; research and development of network technology; computer technology development and technical services; software testing services; technology intermediary services; technology information consulting services; information electronic technology services; power electronics technology services; software development; information system integration services; information technology consulting services; data processing and storage services; digital animation production; game software design and production; geographic information processing and other related consulting services (the " Business "). The Domestic Company intends to enter into an exclusive agreement with WFOE, through which WFOE provides technology, consulting and other services related to the Business to the Domestic Company.

NOW, THEREFORE, the Parties have reached the following agreements:

1.	Definitions and Interpretations

1.1	Definitions . Unless otherwise provided, in this Agreement:

Business has the meaning assigned to it in the Preamble.

CIETAC means the China International Economic and Trade Arbitration Commission.

English Translation

Dispute has the meaning assigned to it in Section 16.2.

Force Majeure Event has the meaning assigned to it in Section 10.1.

Governmental Approval means all license, permit, approval, ratification, consent, waiver or registration required or issued by PRC government authorities.

Services has the meaning assigned to it in Section 2.1.

Service Fee has the meaning assigned to it in Section 3.1.

Term has the meaning assigned to it in Section 4.1.

1.2          Headings . All headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.3          Interpretations . Unless otherwise provided, below words, expressions and references shall have the following meanings:

(a)	When referring to the terms and exhibits of this Agreement, it shall also include such terms and exhibits as amended from time to time.

(b)	When referring to this Agreement or other agreement or document, it shall also include the modifications, remarks or supplements to this Agreement or other agreement or document from time to time.

(c)	When referring to any law or statutory provision, it shall also include any revision, extension, combination or replacement related to such law or provision, and any law or provision that revise, extend, combine or replace the first law or provision, and also include orders, ordinances, instructions or other subordinate legislation promulgated in accordance with relevant law or provisions.

(d)	Singular form shall also include plural form and vice versa.

(e)	Person include individual, proprietorship, partnership, joint venture, company, joint-stock company, unincorporated organization, state and government organs, and its assignee, transferee or successor.

(f)	Include and especially are special terms for description or emphasis purposes only, and shall not limit any provision in any way.

(g)	This Agreement is drafted jointly by both Parties. No narrow interpretation rule shall be applied to any Party.

English Translation

2.	Scope of Service

2.1         Service Description . The Domestic Company hereby engages WFOE as its exclusive service provider. During the Term of this Agreement, WFOE shall provide consulting services related to the research and development of electronics, communication and network technologies to the Domestic Company. Such services include but not limited to technical support, business consulting, intellectual property licensing, lease of equipment or property, sales, system integration, product research and development, system maintenance and other services solely considered by WFOE as necessary for the operation of the Domestic Company (the " Services ").

2.2         Exclusiveness . During the Term of this Agreement, without prior written consent of WFOE, the Domestic Company shall not, whether directly or indirectly, (i) solicit or accept any services identical or similar to the Services hereunder from any third party; or (ii) enter into cooperation agreement with any third party on issues related to the subject matter of this Agreement.

3.	Service Fee

3.1         The Domestic Company shall pay WFOE a service fee for the Services contemplated in this Agreement (the " Service Fee ") on a quarterly basis. The amount of the Service Fee payable for each quarter shall be the net revenue (as recorded in the quarterly management report of the Domestic Company) of the Domestic Company in that particular quarter.

3.2         The Domestic Company shall pay the Service Fee to WFOE within ten (10) days upon the receipt of WFOE’s invoice, which shall be enclosed with a document evidencing the basis for the calculation of such Service Fee. Without prejudice to the provision of Section 3.4 of this Agreement, no deduction, offset or set-off shall be made when paying the Service Fee.

3.3         The Domestic Company shall prudently, duly and timely make its monthly and quarterly management report in accordance to its applicable accounting standard and policies, and shall provide such reports to WFOE as soon as possible.

3.4         Within ninety (90) days after the end of each fiscal year, the Domestic Company shall (a) deliver to WFOE the audited financial reports of the Domestic Company of that fiscal year, which shall be reviewed and attested by an auditor approved by WFOE; and (b) if, as recorded in abovementioned audited financial statements, the net revenue of the Domestic Company in that fiscal year (A) is greater than the aggregate amount paid to WFOE by the Domestic Company quarterly in that fiscal year, pay the difference to WFOE; or (B) is less than the aggregate amount paid to WFOE by the Domestic Company quarterly in that fiscal year, the Domestic Company is entitled to set-off the amount payable to WFOE in the next fiscal year using such difference.

English Translation

4.	Term

4.1         This Agreement takes effect as of the date of execution. Unless terminated in accordance with the provisions of this Agreement or terminated by WFOE in writing, the term of this Agreement shall be perpetual (the " Term "). Notwithstanding the above stipulation, after the execution of this Agreement, the Parties shall review the provision in relation to the Services and the Service Fee from time to time to decide whether it is necessary to amend or supplement the provisions in this Agreement based on the actual circumstances at that time.

5.	Termination

5.1         This Agreement takes effect upon execution, and remains effective throughout the Term, unless early terminated by WFOE at its own discretion through a written notice to the Domestic Company.

5.2         Before the expiration of the Term of this agreement, this Agreement shall not be terminated by the Domestic Company.

6.	Intellectual Property Rights

6.1         WFOE or its domestic subsidiary shall have exclusive and proprietary rights and interests in all rights, ownership, interests of the intellectual property rights arising out of or created during the performance of this Agreement, including but not limited to copyrights, patents, patent applications, trademarks, software, technology secrets, trade secrets, technical know-how and other intellectual property rights created by the Domestic Company or WFOE.

6.2         If a research or development is based on intellectual property rights owned by the Domestic Company, the Domestic Company shall ensure that such intellectual property rights are free of defects, otherwise the Domestic Company shall be liable for all damages and losses caused by such defects and incurred by WFOE or its domestic subsidiary. If WFOE or its domestic subsidiary is liable to any third party due to such defects, WFOE or its domestic subsidiary shall be entitled to indemnity from the Domestic Company for all losses.

6.3         WFOE or its domestic subsidiary may license the intellectual property rights mentioned in Section 6.1 to the Domestic Company and its associated parties on a non-exclusive basis. Such license shall be subject to a separate agreement entered into by both Parties. Without prior written consent of WFOE or its domestic subsidiary, the intellectual property rights licensed by WFOE or its domestic subsidiary to the Domestic Company shall not be transferred or sublicensed to any third party by the Domestic Company.

7.	Undertakings

7.1         The Domestic Company undertakes as follows:

(a)	Without prior written consent of WFOE, it shall not conduct business outside its ordinary scope of business;

English Translation

(b)	Without prior written consent of WFOE, it shall not provide to or accept from third party any material loans, except for those happened in the ordinary course of business;

(c)	Without prior written consent of WFOE, it shall not succeed or guarantee any debt, except for those happened in the ordinary course of business;

(d)	Without prior written consent of WFOE, it shall not merge or enter into consortium with any third party, or acquire any third party, or be acquired or controlled, increase or decrease its registered capital, or in other way change its registered capital structure;

(e)	In line with the requirement of WFOE, it shall comply with PRC laws, appoint any Person designated by WFOE as the legal representative, directors and senior officers of the Domestic Company, and not to change or dismiss any director or senior officer without prior written consent of WFOE;

(f)	Without prior written consent of WFOE, it shall not sell to or acquire from third party, or in any other way dispose its material assets, whether tangible or intangible, except for those happened in the ordinary course of business;

(g)	Without prior written consent of WFOE, it shall not provide guarantee or guarantee in other forms to third party using its assets, or create any encumbrances to its assets;

(h)	It shall first consult with WFOE for any amendment to its articles of association;

(i)	Without prior written consent of WFOE, it shall not in any way distribute dividends or share interests.

(j)	Without prior written consent of WFOE, it shall not enter into liquidation and division of its remaining property;

(k)	Without prior written consent of WFOE, the Domestic Company shall not solicit or accept any services related to the Business from any third party, or enter into cooperation agreement with any third party on issues related to the subject matter of this Agreement, whether through service, lease, business cooperation or any other form;

(l)	Without prior written consent of WFOE, it shall not recruit or employ new employees;

(m)	When making any decision that may create material effect on the business, operation, assets, right or obligation of the Domestic Company, it shall consult with WFOE. In addition, the Domestic Company shall implement legitimate business or technical orders or instructions sent by WFOE from time to time, unless there are obvious material negligence in such orders or instructions; and

English Translation

(n)	Procure any of its affiliates or subsidiaries to abide by above undertakings.

8.	Representations and Warranties

8.1	The Domestic Company represents and warrants to WFOE as follows:

(a)	The Domestic Company is a company legally registered and validly existing in accordance with the PRC laws and is competent and has obtained the relevant powers and authorizations for owning, operating and leasing its assets and properties and engaging in its current business. The Domestic Company has obtained all necessary consent and approval from third parties and government agencies to conduct business in the territory of PRC;

(b)	The Domestic Company has obtained all necessary consent, approval, authorization and order for the execution, delivery and performance of this Agreement, and the Domestic Company has all rights, powers and abilities to execute, deliver and perform this Agreement. The execution and performance of this Agreement by the Domestic Company belong to its scope of business.

(c)	The execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated herein will not (i) breach any law of PRC; (ii) conflict with any contract entered into by the Domestic Company, or result in any default or breach of such contract by the Domestic Company; or (iii) be in contrary to any condition of the permits or approvals required for the Domestic Company to conduct its business; and

(d)	This Agreement, subject to its terms, constitutes the Domestic Company’s legal, valid and binding obligations, and shall be enforceable against it.

8.2	WFOE represents and warrants to the Domestic Company as follows:

(a)	WFOE is a company legally registered and validly existing in accordance with the PRC laws;

(b)	The execution and performance of this Agreement by WFOE are consistent with its corporate qualification and belong to its scope of business;

(c)	WFOE has taken all necessary corporate actions to obtain approval and authorization to enter into this Agreement; and

(d)	This Agreement, subject to its terms, constitutes WFOE’s legal, valid and binding obligations, and shall be enforceable against it.

9.	Default and Indemnification

9.1	Any of below circumstances shall constitute a default of the Domestic Company under this Agreement:

English Translation

(a)	Non-payment: The Domestic Company fails to pay due and payable Service Fee to WFOE in accordance with the terms and conditions of this Agreement;

(b)	Breach of Other Obligations: The Domestic Company fails to perform its obligations under this Agreement, including breaching any representations or warranties made by the Domestic Company;

(c)	Loss of Goodwill : The non-payment of any debt owed by the Domestic Company which is declared to be or becomes due and payable before maturity, or the non-payment at maturity of any debt owed by the Domestic Company of which the creditor is entitled to declare due and payable before maturity;

(d)	Enforcement: The creditors seize or possess the assets of the Domestic Company, or initiate proceedings to seize, enforce, confiscate or apply other proceedings on the assets of the Domestic Company; and

(e)	Regulatory Measures: Any government organ applies any measure, proceeding, fine or other adverse regulatory measures against the Domestic Company or its business, including without limitation, repeal or discontinue to issue any government approval.

9.2         The Domestic Company shall indemnify and hold harmless WFOE and its director, officers, employees, agents and associated parties from any losses, damages, injuries, obligations or expenses caused by any lawsuit, claims or other demands against WFOE arising from or caused by the default of the Domestic Company under this Agreement.

10.	Force Majeure

10.1       If any Party delays or fails to perform its obligation hereunder due to fire, strike, embargo, government requirement, military action, terrorist assault or terrorist threats, action of God or other exceptional situation that cannot be overcome or avoided by the Parties and cannot be foreseen by the Party alleged to be affected by such force majeure when entering this Agreement (each a “Force Majeure Event”), such Party shall not be liable. If a Force Majeure Event takes place, the Party being affected shall immediately notify the other Party; during the existence of the Force Majeure Event, the Party being affected shall suspend its performance of this Agreement, and the time for performance after the Force Majeure Event is ended for the Party being affected shall be extended accordingly, the period extended shall be equal to the period of the existence of the Force Majeure Event. The Party being affected shall notify the other Party in writing within fifteen (15) days after it becomes aware of such Force Majeure Event, to describe the nature of the Force Majeure Event and the estimated period it may last. Furthermore, the affected Party shall make commercially reasonable endeavor to reduce the impact of such Force Majeure Event.

English Translation

11.	No Joint Venture

11.1       Neither of the Parties hereto intends to establish any relationship of partnership, delegation, agency or joint venture, and nothing contained in this Agreement shall be construed as creating any such relationship between the Parties. Under no circumstances shall any Party or its agent or employee becomes the representative of the other Party, unless otherwise expressly provided in this Agreement; no Party shall act as the agent, employee or in other name to provide, create or assume any obligation on behalf of the other Party.

12.	Notice

12.1       All the notices and other communications required by or sent pursuant to this Agreement shall be in both English and Chinese, and shall be delivered to the following address or facsimile number of relevant Party by telegraph, facsimile or post:

(a)	If send to WFOE:

Address: 29/F, Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou

Telephone: (+8620) 82120800

Attention: David Xueling Li

(b)	If send to the Domestic Company:

Address: 29/F, Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou

Telephone: (+8620) 82120800

Attention: David Xueling Li

13.	Transfer and Assign

13.1       Unless with the prior written consent of WFOE, the Domestic Company has no right to transfer or assign any of its rights and obligations hereunder.

14.	Confidentiality

14.1       Each Party recognizes and confirms this Agreement, the content of this Agreement, and any and all oral and written information exchanged among them for the preparation and performance of this Agreement shall be deemed as confidential information. Each Party shall hold in confidence all such confidential information, and without the written consent from the other Parties, should not disclose any confidential information to any third party, provided that, confidential information shall not include information that (a) is or becomes available to the public other than as a result of disclosure by the receiving Party in violation of this Contract, or (b) any information which must be disclosed pursuant to laws and regulations, stock trading rules, or as required by order or decree of governmental authorities or courts; or (c) any information disclosed by either Party to its shareholders, investors, legal or financial advisors in relation to the transactions contemplated herein, who are bound by confidentiality obligation similar to this provision. Any disclosure of confidential information by the professionals or institutions engaged by either Party shall be deemed as the disclosure by such Party, and such Party shall be held liable for breach.

English Translation

14.2       This Section 14 shall survive the termination of this Agreement and remain in effect for two (2) years of such termination.

15.	Governing Law and Resolution of Disputes

15.1       Governing Law. This Agreement, including the validity, rights and obligations of both Parties under this Agreement, shall be governed by and construed in accordance with the laws of China.

15.2       Dispute Resolution. The Parties will firstly attempt in good faith to resolve any and all disputes arising out of or relating to this Agreement, including disputes related to the existence, validity, interpretation or termination (the “Dispute”), through friendly consultations. If a Dispute is not resolved through friendly consultations within thirty (30) days from the date a Party gives the other Party written notice of the Dispute, then each Party may submit the dispute to CIETAC for arbitration in accordance with then effective arbitration rules. The number of arbitrators shall be one. If the Parties reject the assignment of arbitrator within twenty (20) days after any Party gives the notice of arbitration, CIETAC shall assign another arbitrator. The arbitration shall be conducted in Beijing in Chinese. The award of the arbitration tribunal shall be final and binding upon the Parties.

16.	Amendment and Waiver

16.1       Amendment. Any amendment to this Agreement shall be made in writing, and only takes effect after the execution by all Parties hereunder. The amendments and supplements duly executed by all the Parties constitute an integral part of this Agreement, and have the same legal effectiveness as this Agreement.

16.2       No Implied Waivers. To protect the rights and interests of WFOE, when necessary, WFOE may exercise the rights under this Agreement at any time, as such rights are in addition to any right provided by law to WFOE. Unless expressly waived in writing by WFOE, the rights of WFOE shall not be waived. Any delay in exercising its rights by WFOE shall not constitute the waiver of such right.

17.	Miscellaneous Provisions

17.1       Tax and Expenses. The tax and expenses applicable to the execution and performance of this Agreement shall be borne by the respective Party.

17.2       Further Assurances. On a legitimate and feasible basis, the Parties hereto agree to use all usable rights or powers and through reasonable endeavor to execute all necessary documents and do all such other things to ensure the completely, timely compliance and performance of the provisions and principles of this Agreement.

English Translation

17.3        Entire Agreement. This Agreement and other Main Agreements constitute the entire agreement reached among the Parties relating to the Pledge hereof, and supersedes in their entirety all prior written and oral agreements and understandings among the Parties relating to the subject matter hereof. The exhibits are incorporated into this Agreement through reference and constitute an integral part of this Agreement.

17.4       Termination. This Agreement shall enter into its effectiveness upon execution. WFOE is entitled to terminate this Agreement at its own discretion.

17.5       Severability and Replacement. If any single or multiple provisions hereof are judged invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected in any aspect. The Parties shall in good faith, endeavor to use valid provisions to the extent allowed by laws and reflecting the intensions of all the Parties, to replace those invalid, illegal or unenforceable provisions, provided that, the economic effects achieved by such valid provisions shall be similar to the economic effects achieved by those invalid, illegal or unenforceable provisions.

17.6       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any Party whose signature appears thereon, and all of which together shall constitute one and the same instrument. Counterparts delivered through email attachments or facsimile photocopies shall be deemed as effective deliveries.

17.7       Language. This Agreement is executed in the Chinese language.

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English Translation

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

Guangzhou BaiGuoYuan Network Technology Co., Ltd. (seal)
/seal/ Guangzhou BaiGuoYuan Network Technology Co., Ltd.
/s/ David Xueling Li
Name: David Xueling Li
Title: Legal Representative

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (seal)
/seal/ Guangzhou BaiGuoYuan Information Technology Co., Ltd.
/s/ David Xueling Li
Name: David Xueling Li
Title: Legal Representative